UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d–1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d–2(a)

The Cronos Group

(Name of Issuer)

Common Shares, par value $2.00 per share

(Title of Class of Securities)

L20708 10 0

(CUSIP Number)

David S. Richter
Waveland Capital Management, L.P.
227 West Monroe, Suite 4800
Chicago, Illinois 60606
(312) 739-2138

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 370,341

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 370,341

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,341 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 370,341

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 370,341

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,341 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clincher Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 370,341

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 370,341

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,341 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 269,659

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 269,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,659 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 269,659

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 269,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,659 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Waveland Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dennis M. Zaslavsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D amends the Schedule 13D dated February 2, 1998, and amended on August 26, 1998, July 8, 1999, December 13, 2001 and February 24, 2003, filed by Waveland Partners, L.P., an Illinois limited partnership (“Waveland Partners”), Waveland Capital Management, L.P., an Illinois limited partnership (“Waveland Capital Management”), Clincher Capital Corporation, an Illinois corporation (“Clincher”), Waveland Capital Management, LLC, a Illinois limited liability company (“Waveland LLC”), Waveland Partners, Ltd., a Cayman Islands exempt company limited partnership (“Waveland Partners, Ltd.”), Waveland Investments, LLC, a Delaware limited liability company (“Waveland Investments”), and Dennis M. Zaslavsky, a citizen of Illinois and the sole manager of Waveland Investments (“Mr. Zaslavsky” and collectively with the above reference parties, the “Reporting Persons”) relating to the shares of common stock, par value $2.00 per share (the “Common Share(s)”), of The Cronos Group, a Luxembourg holding company (the “Cronos”).

This amendment is being filed on behalf of the Reporting Persons pursuant to Rule 13d–2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is amended and restated as follows:

On April 5, 2005, Waveland Partners, Ltd. and Peter J. Younger (“Younger”) entered into a stock purchase letter agreement, whereby Younger agreed to purchase 1,000 Common Shares from Waveland Partners, Ltd. (see Item 5 hereof)

On April 5, 2005, Waveland Partners, Ltd. and Dennis J. Tietz (“Tietz”) entered into a stock purchase letter agreement, whereby Tietz agreed to purchase 5,100 Common Shares from Waveland Partners, Ltd. (see Item 5 hereof)

On April 5, 2005, Waveland Partners, Waveland Partners, Ltd., Waveland Capital Management, Waveland LLC, Clincher and York Asset Management Limited (“York”) entered into a stock purchase letter agreement, whereby York agreed to purchase 247,437 Common Shares from Waveland Partners and 167,563 Common Shares from Waveland Partners, Ltd. (see Item 5 hereof)

The Reporting Persons may from time to time decide to sell or acquire additional Common Shares.
Item 5.	Interest in Securities of the Issuer
Item 5 is amended in pertinent part as follows:

(a)    Waveland Partners, Waveland Capital Management and Clincher beneficially own 370,341 Common Shares representing approximately 5.1% of the Common Shares outstanding (as reported in Cronos’ Annual Report on Form 10-K for the year ended December 31, 2004).

Waveland Partners Ltd. and Waveland LLC beneficially own 269,659 Common Shares representing approximately 3.7% of the Common Shares outstanding (as reported in Cronos’ Annual Report on Form 10-K for the year ended December 31, 2004).

The Waveland entities referenced above collectively hold 640,000 Common Shares representing approximately 8.8% of the Common Shares outstanding (as reported in Cronos’ Annual Report on Form 10-K for the year ended December 31, 2004).

(b) Waveland Partners, Waveland Capital Management and Clincher have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 370,341 Common Shares.
Waveland Partners, Ltd. and Waveland LLC have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 269,659 Common Shares.
(c) During the last 60 days, the following transactions were made by the Reporting Persons with respect to the Common Shares:
On April 11, 2005, Waveland Partners, Ltd. sold 1,000 Common Shares to Younger for $11.88 per Common Share. (see Item 4 hereof)
On April 11, 2005, Waveland Partners, Ltd. sold 5,100 Common Shares to Tietz for $11.88 per Common Share. (see Item 4 hereof)
On April 7, 2005, Waveland Partners, Ltd. sold 167,563 Common Shares to York for $11.88 per Common Share. (see Item 4 hereof)
On April 7, 2005, Waveland Partners sold 247,437 Common Shares to York for $11.88 per Common Share. (see Item 4 hereof)
Except as set forth above, the none of the Reporting Persons have effected any transactions in the Common Shares during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4 hereof.
Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Exhibit 2 Stock Purchase Letter Agreement, dated April 5, 2005, between Waveland Partners, Ltd. and Peter J. Younger

Exhibit 3 Stock Purchase Letter Agreement, dated April 5, 2005, between Waveland Partners, Ltd. and Dennis J. Tietz

Exhibit 4 Stock Purchase Letter Agreement, dated April 5, 2005, between Waveland Partners, Waveland Partners, Ltd., Waveland Capital Management (as general partner of Waveland Partners), Clincher (as general partner of Waveland Capital Management) and York Asset Management Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2005
WAVELAND PARTNERS, L.P.
	By:	Waveland Capital Management, L.P.
	Its:	General Partner
	By:	Clincher Capital Corporation
	Its:	General Partner

	By:	/s/ David S. Richter
David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, L.P.
	By:	Clincher Capital Corporation
	Its:	General Partner

	By:	/s/ David S. Richter
David S. Richter, President

CLINCHER CAPITAL CORPORATION

	By:	/s/ David S. Richter
David S. Richter, President

WAVELAND CAPITAL MANAGEMENT, LLC

	By:	/s/ David S. Richter
David S. Richter, Manager

WAVELAND PARTNERS, LTD

	By:	/s/ David S. Richter
David S. Richter, Director

WAVELAND INVESTMENTS, LLC

	By:	/s/ Dennis M. Zaslavsky
Dennis M. Zaslavsky, Manager

	By:	/s/ Dennis M. Zaslavsky
Dennis M. Zaslavsky